

Bill Davenport

Sr. Technical Manager at 17a-4 LLC

Erie, Pennsylvania Area

Message   

17a-4 LLC

University of Idaho: BSEE,
Walden University: MISM

 **See contact info**

 32 connections

My career started with automated test development with Tektronix -- designing the hardware and software. Several years of writing software for product development and later, software development for Intel semiconductor manufacturing and G.E. locomotive product testing.

Experience

Sr. Technical Manager

17a-4 LLC

Aug 2017 – Present · 1 yr 1 mo

Millbrook, N.Y.

Software testing (automated and manual), build and deployment automation and management, reporting of bugs and their management, development of test cases and user and technical documentation.

Education

University of Idaho: BSEE, Walden University: MISM

BS, Electrical and Electronics Engineering

1981 – 1985

Interests

 **THE FOUNTAIN GROUP REAL TI...**

6,241 members



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